UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 1, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON AUGUST 1ST, 2022

DATE, TIME AND PLACE: August 1st, 2022, at 1.00 p.m., by videoconference.

PRESENCE: The Board of Directors’ Meeting of the TIM S.A. (“Company”) was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Adrian Calaza, Alberto Mario Griselli, Claudio Giovanni Ezio Ongaro, Elisabetta Paola Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Michela Mossini and Michele Valensise, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws.

BOARD: Mr. Nicandro Durante – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Compensation Committee; (2) To acknowledge on the activities carried out by the Statutory Audit Committee; (3) To acknowledge on the activities carried out by the Control and Risks Committee; (4) To acknowledge on the Company’s Quarterly Financial Report (“ITRs”) for the 2nd quarter of 2022, dated as of June 30th, 2022; (5) Presentation on the Company’s Informe de Governança Corporativa; (6) Presentation on Cyber Security; (7) To acknowledge on the Company’s Long Term Incentive Plan (“Plan”) results for the 3rd year of the 2019 grant and to resolve on the calculation and payment form proposal; and (8) To resolve on the amendment of the Company’s Organizational Structure and on the Board of Officers’ Internal Rules.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Compensation Committee (“CR”) at its meeting held on August 1st, 2022, as per Mr. Nicandro Durante’s report, Chairman of the CR.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

August 1st, 2022

(2) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on August 1st, 2022, as per Mr. Gesner José de Oliveira Filho’s report, Coordinator of the CAE.

(3) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on August 1st, 2022, as per Mr. Herculano Aníbal Alves’ report, Chairman of the CCR.

(4) Acknowledged on the Company’s Quarterly Financial Report (“ITRs”) for the 2nd quarter of 2022, dated as of June 30th, 2022, according to the information provided by the Company’s administration and the independent auditors, Ernst & Young Auditores Independentes S/S (“EY”). The referred report was subject to limited review by the independent auditors.

(5) Acknowledged on the evolution and current position of the Company in relation to the Informe de Governança Corporativa, established by the Comissão de Valores Mobiliários (“CVM”) Resolution No. 80, which shall be filed within the legal term.

(6) Acknowledged on the general premises and main projects presented by the Cyber Security area, according to the material presented, which is filed at the Company’s head office.

(7) Regarding the Company’s Long Term Incentive Plan (“Plan”), previously approved by the Extraordinary Shareholders’ Meetings, held on April 19th, 2018, the Board Members acknowledged on the results for the 3rd vesting period related to the 2019 grant, with which they agreed, and approved the proposal for the payment method, as follows: (a) transfer of all amounts due in shares, including dividends, as provided for in the Plan, as well as the transfer of the amount equivalent in cash in case of inactive beneficiaries (pro rata) or transferred to another company of the same group conglomerate; (b) for the transfer of shares, use of those which are held in treasury, as provided for in the Plan and under the terms of the Repurchase Program approved by the Company’s Board of Directors at its meeting held on May 5th, 2021; and (c) use of the Average Share Price, weighted by the financial volume estimated by B3 S.A. – Brasil, Bolsa e Balcão, considering the month of June 2022, which period is the same used to measure the performance of the Company’s shares in the calculation of the External KPI, for the purpose of converting the due amounts from dividends into additional shares and for cases where the conversion of shares for payment in cash will be necessary.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

August 1st, 2022

The Company’s Board of Officers is authorized to perform all necessary acts to carry out the resolutions approved herein.

(8.1) Approved, pursuant to Section 22, item xxi of the Company’s By-law, the modification of the Human Resources & Organization Officer position of the Board of Officers, which shall have now the denomination of People, Culture & Organization Officer. In view of that, the new composition of the Board of Officers shall be comprised of the following positions: Diretor Presidente (Chief Executive Officer), Diretor Financeiro (Chief Financial Officer), Diretor de Relações com Investidores (Investor Relations Officer), Business Support Officer, Regulatory and Institutional Affairs Officer, Diretor Jurídico (Legal Officer), Chief Technology Information Officer, Chief Revenue Officer, and People, Culture & Organization Officer.

(8.2) Subsequently, it is registered that Mr. Alberto Mario Griselli presented, on this date and with immediate effectiveness, his resignation letter related to his position of Company’s Chief Revenue Officer (“CRO”), which he holds provisionally and cumulatively with the position of Diretor Presidente (Chief Executive Officer).

(8.3) In view of the resignation presented by Mr. Alberto Mario Griselli and the consequent vacancy of the Company’s CRO position, the Board Members elected to held that position, from this date, Mr. Fabio Mello de Avellar, Brazilian, married, engineer, bearer of the Identity Card No. 00037525895, issued by DETRAN/RJ in April 21st, 2021, enrolled in the taxpayers’ roll (CPF/ME) under No. 074.380.347-71, domiciled at Avenida João Cabral de Mello Neto, No. 850, South Tower, 13th floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

(8.4) Consequently, the Board of Officers of the Company shall, from this date, be composed by the following Officers herein identified: (i) Alberto Mario Griselli, Diretor Presidente (Chief Financial Officer); (ii) Camille Loyo Faria, Diretora Financeira e Diretora de Relações com Investidores (Chief Financial Officer and Investor Relations Officer); (iii) Bruno Mutzenbecher Gentil, Business Support Officer; (iv) Mario Girasole, Regulatory and Institutional Affairs Officer; (v) Jaques Horn, Diretor Jurídico (Legal Officer); (vi) Leonardo de Carvalho Capdeville, Chief Technology Information Officer; (vii) Fabio Mello de Avellar, Chief Revenue Officer and (viii) Maria Antonietta Russo, People, Culture & Organization Officer. The Board of Officers’ members have term of office of two (2) years, extended until the election of their successors, if necessary. The CRO elected hereby declare, under penalty of law, that he is not involved in any of the crimes provided for by law that prevent him from performing business activities, in accordance with Section 147 of Law 6,404 of December 15th, 1976, and also inform that will present the instrument of investiture, the statement provided by the CVM Resolution No. 80, the statements provided in Sections 18 and 19 of the Company’s By-laws and other statements, within the legal term.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

August 1st, 2022

(8.5) On this occasion, the Board Members ratified the limits of authority of the Company’s Officers, as follows: (i) the Diretor Presidente (Chief Executive Officer) shall have full power to, acting individually, carry out, sign and represent the Company in any and all act and/or legal transaction, or before any public authority, including without limitations, any contracts that may result in the purchase of goods or services, divestiture, donation, assignment or encumbrance of assets, waiver of rights, and in acts of liberality, up to the amount of R$50,000,000.00 (fifty million Reais) per operation or series of operations related; (ii) the Diretor Financeiro (Chief Financial Officer) shall have full power to, acting individually, carry out, sign and represent the Company in relation to activities of the financial area, including without limitations, financial and treasury operations contracts, including, guarantee agreements in general, including borrowing and lending, assignment and discount of securities, up to the amount of R$50,000,000.00 (fifty million Reais) per operation or series of operations related, and to individually, carry out, sign and represent the Company in any and all act and/or legal transaction, or before any public authority, including without limitations, any contracts that may result in the purchase of goods or services, divestiture, donation, assignment or encumbrance of assets, waiver of rights, and in acts of liberality, within its area of activity up to the amount of R$10,000,000.00 (ten million Reais) per operation or series of operations related; and (iii) the other Officers of the Company: Diretor de Relações com Investidores (Investor Relations Officer); Business Support Officer; Regulatory and Institutional Affairs Officer; Diretor Jurídico (Legal Officer); Chief Technology Information Officer; Chief Revenue Officer; and People, Culture & Organization Officer, shall have full power and the authority to, acting individually, carry out, sign and represent the Company in any and all act and/or legal transaction, or before any public authority, including without limitations, any contracts that may result in the purchase of goods or services, divestiture, donation, assignment or encumbrance of assets, waiver of rights, and in acts of liberality, within their respective areas of activity, up to the amount of R$10,000,000.00 (ten million Reais) per operation or series of operations related. The limits of authority approved herein are subject to the financial limits established in the By-laws and must be observed solely and exclusively for the implementation of the transaction and/or for the execution of legal transactions that result in the assumption of obligations and/or in the waiver of rights by the Company. In this sense, such limits of authority will not be applied in the following situations, among others: (i) in the execution of agreements for the sale of goods and services that represent revenue; (ii) in the practice of acts of simple administrative routines before legal entities of internal public law, public companies or companies that make up the indirect administration, and others of the same nature; and (iii) in the execution of acts of the Company's financial operational routine, such as the authorization and/or payment of taxes or any obligations, transfers of funds between accounts of the same ownership, applications and redemptions of financial resources of the Company, opening or closing of current accounts, and request and cancellation of access to any systems made available by financial institutions in general. Lastly, all Statutory Officers may perform any acts and sign any and all documents, on behalf of the Company, that have been previously approved by the competent corporate bodies, regardless of the limits of authority established herein.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

August 1st, 2022

(8.6) Approved the amendment proposal of the Board of Officers’ Internal Rules, according to the material presented.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), August 1st, 2022.

JAQUES HORN

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: August 1, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer